04051901

6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal years ended May 31, 2003 and May 31, 2004.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to __________.

Commission file number: 1-1185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
(Mail: P.O. Box 1113, Zip: 55440-1113)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By: [signature]
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: November 19, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
General Mills, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 33-27628) on Form S-8 of General Mills, Inc. of our report dated October 15, 2004, relating to the statements of net assets available for benefits of the General Mills 401(k) Savings Plan as of May 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedules as of and for the year ended May 31, 2004, which report appears elsewhere in this May 31, 2004 annual report on Form 11-K of the General Mills 401(k) Savings Plan.

KPMG LLP

Minneapolis, Minnesota
November 23, 2004

GENERAL MILLS 401(k) SAVINGS PLAN

Financial Statements and Supplementary Schedules

May 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firms' Thereon)

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Savings Plan (the Plan) as of May 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and the Schedule H, Line 4j – Schedule of Reportable Transactions as of and for the year ended May 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
October 15, 2004

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits
May 31, 2004

Assets		Allocated	Unallocated	Total
Participant directed investments:				
Interest-bearing cash and short-term investments	$	8,772,956	-	8,772,956
Master Trust Investment Accounts (MTIA)		1,295,680,575	-	1,295,680,575
All other investments				
Common stock		100,688,503	-	100,688,503
Unallocated insurance contracts		12,531,156	-	12,531,156
Participant loan fund		22,682,807	-	22,682,807
Directed brokerage fund		43,976,967	-	43,976,967
Total participant directed investments		1,484,332,964	-	1,484,332,964
Non-participant directed investments:				
Interest-bearing cash and short-term investments		865,360	1,685,757	2,551,117
Investments, at fair value				
Common stock		248,662,258	29,562,361	278,224,619
Total non-participant directed investments		249,527,618	31,248,118	280,775,736
Total investments		1,733,860,582	31,248,118	1,765,108,700
Receivables:				
Employee contributions		2,229,578	-	2,229,578
Interest and dividends		9,576	651	10,227
Miscellaneous		35,607	-	35,607
Total assets		1,736,135,343	31,248,769	1,767,384,112
Liabilities				
Accounts payable expenses		1,241,398	-	1,241,398
Accounts payable participants		72,570	-	72,570
Loans		-	11,096,000	11,096,000
Total liabilities		1,313,968	11,096,000	12,409,968
Net assets available for benefits	$	1,734,821,375	20,152,769	1,754,974,144

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits
May 31, 2003

Assets	Allocated	Unallocated	Total
Participant directed investments:			
Interest-bearing cash and short-term investments	$ 12,108,619	-	12,108,619
Master Trust Investment Accounts (MTIA)	1,112,878,509	-	1,112,878,509
All other investments			
Common stock	120,899,301	-	120,899,301
Unallocated insurance contracts	8,677,968	-	8,677,968
Participant loan fund	19,846,480	-	19,846,480
Directed brokerage fund	36,605,015	-	36,605,015
Total participant directed investments	1,311,015,892	-	1,311,015,892
Non-participant directed investments:			
Interest-bearing cash and short-term investments	229,363	2,242,017	2,471,380
Investments, at fair value			
Common stock	256,018,750	43,584,609	299,603,359
Total non-participant directed investments	256,248,113	45,826,626	302,074,739
Total investments	1,567,264,005	45,826,626	1,613,090,631
Receivables:			
Employer contributions	-	11,478,371	11,478,371
Employee contributions	1,988,005	-	1,988,005
Interest and dividends	13,719	1,907	15,626
Securities settlement receivables	460,728	-	460,728
Miscellaneous	35,637	-	35,637
Total assets	1,569,762,094	57,306,904	1,627,068,998
Liabilities			
Cash overdraft	292,018	-	292,018
Accounts payable expenses	637,779	-	637,779
Loans	-	16,216,000	16,216,000
Total liabilities	929,797	16,216,000	17,145,797
Net assets available for benefits	$ 1,568,832,297	41,090,904	1,609,923,201

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year ended May 31, 2004

	Allocated	Unallocated	Total
Net assets available for participants			
at beginning of year	$ 1,568,832,297	41,090,904	1,609,923,201
Investment income (loss):			
Income from MTIA	162,234,244	-	162,234,244
Income (loss) from all other investments			
Dividends and interest	10,558,373	890,786	11,449,159
Net realized/unrealized depreciation in			
fair market value of investments	(596,425)	(515,812)	(1,112,237)
Total net investment income	172,196,192	374,974	172,571,166
Contributions:			
Employees	76,492,928	-	76,492,928
Employee rollovers	74,988	-	74,988
Employer	-	16,046,114	16,046,114
Total contributions	76,567,916	16,046,114	92,614,030
Miscellaneous	(334,601)	326,551	(8,050)
Allocation of 764,655 shares of common stock			
of General Mills Inc. at market	35,971,702	-	35,971,702
Total additions	284,401,209	16,747,639	301,148,848
Distributions and expenses:			
Interest expense	-	(1,148,944)	(1,148,944)
Administrative expenses	(2,921,759)	(565,128)	(3,486,887)
Distributions to participants/beneficiaries	(115,490,372)	-	(115,490,372)
Allocation of 764,655 shares of common stock			
of General Mills Inc. at market	-	(35,971,702)	(35,971,702)
Total deductions	(118,412,131)	(37,685,774)	(156,097,905)
Net assets available for benefits			
at end of year	$ 1,734,821,375	20,152,769	1,754,974,144

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year ended May 31, 2003

	Allocated	Unallocated	Total
Net assets available for participants at beginning of year	$ 1,628,161,670	39,809,402	1,667,971,072
Investment income (loss):			
Income (loss) from MTIA	(67,677,574)	-	(67,677,574)
Income from all other investments			
Dividends and interest	10,543,662	1,193,212	11,736,874
Net realized/unrealized appreciation in fair market value of investments	11,016,463	661,071	11,677,534
Total net investment income (loss)	(46,117,449)	1,854,283	(44,263,166)
Contributions:			
Employees	71,284,527	-	71,284,527
Employee rollovers	2,231,686	-	2,231,686
Employer	-	24,811,092	24,811,092
Total contributions	73,516,213	24,811,092	98,327,305
Miscellaneous	(350,095)	344,563	(5,532)
Allocation of 547,776 shares of common stock of General Mills Inc. at market	23,818,028	-	23,818,028
Transfers from other plans	1,780,847	-	1,780,847
Total additions	52,647,544	27,009,938	79,657,482
Distributions and expenses:			
Interest expense	-	(1,568,566)	(1,568,566)
Administrative expenses	(3,897,170)	(341,842)	(4,239,012)
Distributions to participants/beneficiaries	(108,079,747)	-	(108,079,747)
Allocation of 569,191 shares of common stock of General Mills Inc. at market	-	(23,818,028)	(23,818,028)
Total deductions	(111,976,917)	(25,728,436)	(137,705,353)
Net assets available for benefits at end of year	$ 1,568,832,297	41,090,904	1,609,923,201

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company or General Mills) and administered by various committees. The Plan is a defined contribution employee pension benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions.

The Plan was amended and restated effective January 2, 1999 to add additional fund choices, permit loans and authorize future use of an "open investment window". Loans first became available as of February 1, 1999. Under the Plan, nonhighly compensated employees of General Mills may elect to contribute up to 30% of his or her compensation and highly compensated individuals may elect to contribute up to 15% of his or her compensation (as defined by the Plan) on a before-tax basis to certain combinations of sixteen investment funds, as described in note 5. Certain classifications of employees are also permitted to make contributions on an after-tax basis. The total of before-tax and after-tax contributions in no event, can be more than 30% of compensation for nonhighly compensated employees and 15% of compensation for highly compensated employees. Additionally, the Plan was amended on September 1, 2002 to allow eligible participants to make catch-up contributions. Company matching contributions are made by allocations of shares of General Mills common stock, which are credited to each employee's account in the ESOP Fund. The percent of compensation contributed to the Plan by employees, which is eligible for Company matching, and the level of Company matching contributions, vary among employee classifications. Certain classifications of employees are also eligible to receive an annual Company contribution of 6% of their annual compensation, unrelated to employee contributions. This annual contribution is made at the end of the plan year.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Reclassification

The 2003 financial statements were reclassified to conform with the 2004 presentation. The reclassification did not impact the ending balance of net assets available for benefits.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for participants during the reporting period. Actual results could differ from those estimates.

(d) *Risks and Uncertainties*

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(e) *Investments*

The investments of the Plan in the GMI Investment Trust (the Investment Trust) are valued at fair market value. Pooled Funds consist of Master Trust Investment Accounts (MTIA) and funds pooled for the purpose of forming participant investment options. Fair market value of the Plan's investments in the Pooled Funds and in common stock of the Company is based on market values of the underlying securities as discussed in notes 5 and 6. Short-term investments are stated at cost, which approximates fair market value. The Pooled Savings Fixed Fund and U.S. Treasury Fund consist of fixed income securities and investment contracts issued by banks or insurance companies, which are valued at cost plus accumulated interest (contract value), as this is the basis upon which amounts may be withdrawn from the contracts. Contract value approximates fair market value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis.

The Plan accounts for certain changes in net assets as follows:

- Dividends and interest, net realized and unrealized appreciation or (depreciation), and administrative expenses of the investment funds are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the market value of the underlying Pooled Funds.
- Net realized appreciation or (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of average cost to each investment manager's portfolio.

(3) Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited nonvested portion of the Company's contributions is restored to their Plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses incurred by the leveraged accounts. During 2004 and 2003, $327,414 and $362,327 was forfeited by participants, respectively. These forfeited funds were used to offset Plan expenses.

Through September 30, 2001, the Company's contributions vested in accordance with the schedule shown below:

Employee's eligibility service	Vested percentage
2 years but less than 3 years	25%
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Beginning October 1, 2001, the Company's contributions vested in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year	20%
2 years	40
3 years	60
4 years	80
5 years	100

If a participant retires, dies, becomes totally and permanently disabled, or if a participant's employment with the Company is involuntarily terminated due to the shut-down or closing of any plant or business of the Company, or due to the elimination of the participant's position with the Company, or if the Plan is terminated by the Company, the participant will become 100% vested, regardless of the length of Company service.

(4) Plan Mergers

The Windmill Employee Savings Plan assets were merged into General Mills 401(k) Savings Plan effective as of April 1, 2003. There was also a residual amount from the Lloyd's loan fund that was transferred out of the General Mills 401(k) Savings Plan effective on April 5, 2003. The Windmill assets transfer was $1,780,847.

(5) Investments

Participants at their discretion may direct their contributions to any of the sixteen investment alternatives listed below. The Company's contributions to the Plan are invested in the ESOP Fund.

US Equity Funds:
- Diversified US Equity
- Aggressive Equity
- Growth Equity
- Value Equity
- Small and Mid Cap Equity
- S&P 500 Enhanced Index
- Company Stock

International Equity Funds:
- Diversified International
- Int'l Developed Markets
- Int'l Emerging Markets

Fixed Income Funds:
- Fixed Income
- US Treasury

Balanced Funds:
- Moderate Balanced
- Aggressive Balanced
- Conservative Balanced

Self-directed brokerage:
- Fidelity BrokerageLink

The following table presents the fair value of investments in the Pooled Funds and common stock that represent 5% or more of the Plan's net assets at May 31:

	2004	2003
General Mills, Inc common stock – participant directed	$ 100,688,503	120,899,301
General Mills, Inc common stock – nonparticipant directed	278,224,619	299,603,359

Net depreciation of assets not held in MTIA's, (including, gains and losses on investments bought and sold, as well as held during the year), in the fair value of the Plan's investments is as follows:

Common stock	$ (1,112,237)
Net depreciation in fair value of investments (not including MTIA)	$ (1,112,237)

The fair value of the ESOP fund, which is the Plan's only nonparticipant-directed investment option, is $269,600,638 and $297,353,208 as of May 31, 2004 and 2003, respectively. Significant components of the changes in net assets relating to the ESOP fund is as follows for the year ended May 31, 2004:

Changes in nonparticipant-directed funds:	
Net depreciation	$ (5,313,407)
Dividends and interest	9,869,833
Total net investment income	4,556,426
Contributions	16,046,115
Distributions to participants	(10,865,849)
Interest expense	(1,148,944)
Forfeitures	35,039
Administrative expenses	(833,947)
Transfers to participant-directed investments	(35,541,410)
Net change in nonparticipant directed funds	$ (27,752,570)

(6) Master Trust Investment Accounts (MTIA)

The pension and savings plans of the Company are invested in the Investment Trust. Mellon Trust of New England N.A. (Mellon Trust) is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the MTIA in the Investment Trust and make investment decisions for the assets of such fund for which they are responsible, within general guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of each of the MTIA are accounted for utilizing the following accounting policies:

- Fund investments are valued as follows:
  - Fixed-income securities, and common and preferred stocks traded on national exchanges, are valued by the trustee at closing prices on the valuation date.
  - Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.
  - Short-term investments are stated at cost, which approximates fair market value.
  - Investment contracts are valued at contract value, which represents net deposits made with banks or insurance companies under the contracts, plus interest at the contract rates. Contract value approximates fair market value.
  - Positions in the stock index and bond futures contracts are marked-to-market daily and reflect gains and losses on a daily basis.
  - Option contracts are valued monthly and unrealized appreciation or depreciation is recorded.
- Dividends, interest income, and administrative expenses are recorded on the accrual basis.
- Purchases and sales of securities are recorded on a trade-date basis.

- Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the calendar month preceding the transaction.

Disclosures on all of the MTIA in the Investment Trust, and the Plan's interest in the assets of the MTIA in the Investment Trust as of May 31, are as follows:

Fair value of the Pooled Equity Fund Master Trust in the Investment Trust as of May 31 are as follows:

	2004	2003
Short-term investments	$ 60,495,819	3,381,430
Interest-bearing cash	7,932,690	8,971,428
Corporate stock - common	1,028,020,590	1,122,638,935
Corporate stock - preferred	2,187,361	1,316,768
U.S. Government securities	31,308,717	11,485,006
Corporate debt	90,081,051	81,378,322
Common/Collective Trust	66,636,503	32,667,845
Registered investment companies	30,111,261	50,654,584
Other investments	8,496,971	9,223,424
Written options	2,669,572	—
	$ 1,327,940,535	1,321,717,742

Net investment gain/loss for the Pooled Equity Fund Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation (depreciation) in fair value of investments:	
Corporate stock – common	$ 1,076,740
Corporate Stock - preferred	229,305,285
U.S. Government Securities	(506,435)
Corporate Debt	(3,484,847)
Common/Collective Trust	16,893,320
Registered investment companies	20,602,616
Other investments	231,399
Futures	816,250
Written options	(727,649)
Interest	7,352
Dividends	196,507
Total combined net investment gain	$ 264,410,538

The Plan's interest in the Pooled Equity Master Trust as of May 31, 2004 and 2003 was 21% and 17%, respectively.

Fair Value of the Pooled International Fund Master Trust in the Investment Trust as of May 31 are as follows:

	2004	2003
Short-term investments	$ 2,627,998	2,394,688
Interest-bearing cash	51,472,914	—
Corporate stock – common	47,173,860	40,603,739
Corporate stock – preferred	405,908	—
Common/Collective Trust	285,336,142	251,824,334
Registered investment company	100,418,320	84,046,779
Limited partnership	81,228,115	61,840,577
Other investments	51,218,668	43,941,010
Short sales	(47,334,516)	—
	$ 572,547,409	484,651,127

Net investment gain/loss for the Pooled International Fund Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:	
Interest-bearing cash	$ (2,329,150)
Corporate stock – common	(172,135)
Corporate stock – preferred	73,496
Common/Collective Trust	85,238,798
Registered investment company	31,552,755
Limited partnership	33,294,285
Other investments	18,286,831
Short sales	126,833
Futures	2,144,643
Interest	2,109
Total combined net investment gain	$ 168,218,465

The Plan's interest in the Pooled International Fund Master Trust as of May 31, 2004 and 2003 was 11% and 9%, respectively.

Fair Value of the Pooled International Developed Markets Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	445,452	233,043
Interest-bearing cash		28,666,392	—
Corporate stock – common		25,310,234	41,902,724
Corporate stock – preferred		220,528	—
Common/Collective Trust		249,852,734	211,031,019
Registered investment company		105,546,994	86,735,582
Limited partnership		31,321,211	18,967,882
Foreign Exchange Contracts		(2,311,995)	—
	$	439,051,550	358,870,250

Net investment gain/loss for the Pooled International Developed Markets Master Trust for the plan ended May 31, 2004 is as follows:

Net appreciation (depreciation) in fair value of investments:		
Interest-bearing cash	$	(2,422,991)
Corporate stock – common		(179,070)
Corporate stock – preferred		76,458
Common/Collective Trust		72,647,855
Registered investment company		32,824,178
Limited partnership		14,538,789
Short sales		(93,526)
Futures		2,231,062
Interest		8,576
Total combined net investment gain	$	119,631,331

The Plan's interest in the Pooled International Developed Markets Master Trust as of May 31 2004 and 2003 was 4% and 3%, respectively.

Fair Value of the Pooled International Emerging Markets Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	440,664	263,268
Common/Collective Trust		53,490,993	49,534,614
Limited partnership		57,946,369	45,982,639
Other investments		57,728,738	45,480,013
	$	169,606,764	141,260,534

Net investment gain/loss for the Pooled International Emerging Markets Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Common/Collective Trust	$	20,097,094
Other investments		19,023,701
Limited partnership		16,025,653
Interest		8,226
Total combined net investment gain	$	55,154,674

The Plan's interest in the Pooled International Emerging Markets Master Trust as of May 31, 2004 and 2003 was 11% and 4%, respectively.

Fair Value of the Pooled Savings Fixed Fund Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Fixed-income securities	$	2,335,684	82,254,713
Common/collective trust		31,976,036	—
Investment contracts		497,681,409	445,781,992
	$	531,993,129	528,036,705

Net investment gain/loss for the Pooled Savings Fixed Fund Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Fixed income securities	$	1,199,014
Interest		24,447,736
Stock loan income		6,678
Total combined net investment gain	$	25,653,428

The Plan's interest in the Pooled Savings Fixed Fund Master Trust as of May 31, 2004 and 2003 was 98% and 99%, respectively.

Fair Value of General Mills Internal S&P Enhanced Fund Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	36,806,573	41,270,455
Interest-bearing cash		11,528,660	11,333,925
U.S. Government securities		30,805,076	14,509,418
Corporate debt		66,847,995	100,699,367
Other investments		11,806,546	11,652,281
Corporate stock – common		108,557	—
Registered investment companies		—	636,870
	$	157,903,407	180,102,316

Net investment gain/loss for the General Mills Internal S&P Enhanced Fund Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation (depreciation) in fair value of investments:		
U.S. Government securities	$	(503,041)
Corporate debt		(2,029,074)
Other investments		154,265
Corporate stock – common		108,556
Futures		26,499,721
Interest		6,745,919
Dividends		408,727
Total combined net investment gain	$	31,385,073

The Plan's interest in the General Mills Internal S&P Enhanced Fund Master Trust as of May 31, 2004 and 2003 was 31% and 25%, respectively.

Fair Value of Alliance Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	1,924,092	5,209,005
Corporate stock – common		244,620,545	210,470,959
	$	246,544,637	215,679,964

Net investment gain/loss for the Alliance Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	31,764,723
Interest		25,044
Dividends		1,720,313
Total combined net investment gain	$	33,510,080

The Plan's interest in the Alliance Master Trust as of May 31, 2004 and 2003 was 23% and 23%, respectively.

Fair Value of Arbor Capital Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	3,286,044	2,042,304
Corporate stock – common		66,304,786	59,039,883
	$	69,590,830	61,082,187

Net investment gain/loss for the Arbor Capital Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	15,558,029
Interest		24,595
Dividends		30,670
Total combined net investment gain	$	15,613,294

The Plan's interest in the Arbor Capital Master Trust as of May 31, 2004 and 2003 was 26% and 25%, respectively.

Fair Value of Boston Partners Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	3,610,989	2,993,856
Corporate stock – common		127,640,072	105,016,468
Corporate stock – preferred		2,831,047	1,638,362
Corporate debt		1,677,100	2,076,880
Written options		(736,775)	—
	$	135,022,433	111,725,566

Net investment gain/loss for the Boston Partners Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	23,699,780
Corporate stock – preferred		101,255
Corporate debt		673,518
Written options		650,584
Interest		127,386
Dividends		2,140,779
Total combined net investment gain	$	27,393,302

The Plan's interest in the Boston Partners Master Trust as of May 31, 2004 and 2003 was 24% and 21%, respectively.

Fair Value of the Sit Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	715,936	5,568,885
Corporate stock – common		61,852,460	56,799,071
	$	62,568,396	62,367,956

Net investment gain/loss for the Sit Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	15,135,207
Interest		21,930
Dividends		260,258
Total combined net investment gain	$	15,417,395

The Plan's interest in the Sit Master Trust as of May 31, 2004 and 2003 was 26% and 23%, respectively.

Fair Value of the RCM Large Cap Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	6,435,193	1,949,267
Corporate stock – common		202,614,763	190,342,803
Corporate stock – preferred		2,220,712	—
	$	211,270,668	192,292,070

Net investment gain/loss for the RCM Large Cap Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	22,133,383
Corporate stock – preferred		252,856
Interest		21,799
Dividends		2,110,439
Total combined net investment gain	$	24,518,477

The Plan's interest in the RCM Large Cap Master Trust as of May 31, 2004 and 2003 was 20% and 19%, respectively.

Fair Value of the RCM Mid & Small Cap Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	1,716,785	3,567,018
Corporate stock – common		48,075,351	39,984,594
	$	49,792,136	43,551,612

Net investment gain/loss for the RCM Mid & Small Cap Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	11,923,865
Interest		14,760
Dividends		218,039
Total combined net investment gain	$	12,156,664

The Plan's interest in the RCM Mid & Small Cap Master Trust as of May 31, 2004 and 2003 was 20% and 18%, respectively.

Fair Value of Mellon Capital Management Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Common/collective trust	$	86,309,807	—
Corporate stock – common		—	99,752,511
	$	86,309,807	99,752,511

Net investment gain/loss for the Mellon Capital Management Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	14,791,414
Commingled fund income		1,765,881
Total combined net investment gain	$	16,557,295

The Plan's interest in the Mellon Capital Management Master Trust as of May 31, 2004 and 2003 was 23% and 38%, respectively.

Fair Value of the Numeric Investors Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Cash and Cash Equavalents	$	7,968,097	14,117,250
Corporate stock – common		128,196,030	102,764,721
	$	136,164,127	116,881,971

Net investment gain/loss for the Numeric Investors Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	20,679,977
Interest		916,548
Dividends		108,248
Total combined net investment gain	$	21,704,773

The Plan's interest in the Numeric Investors Master Trust as of May 31, 2004 and 2003 was 5% and 5%, respectively.

Fair Value of the Reich & Tang Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	1,257,669	8,222,007
Corporate Stock – common		191,969,092	245,224,504
	$	193,226,761	253,446,511

Net investment gain/loss for the Reich & Tang Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	67,944,664
Interest		58,369
Dividends		1,339,446
Total combined net investment gain	$	69,342,479

The Plan's interest in the Reich & Tang Master Trust as of May 31, 2004 and 2003 was 8% and 3%, respectively.

Fair Value of the Alliance Bernstein Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	2,524,859	1,943,406
Corporate stock – common		109,806,863	93,654,626
	$	112,331,722	95,598,032

Net investment gain/loss for the Alliance Bernstein Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	12,495,796
Interest		29,344
Dividends		2,062,460
Total combined net investment gain	$	14,587,600

The Plan's interest in the Alliance Bernstein Master Trust as of May 31, 2004 and 2003 was 28% and 26%, respectively.

Fair Value of the Southeastern Asset Management Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Short-term investments	$	6,357,355	2,533,519
Corporate stock – common		58,978,098	93,856,786
	$	65,335,453	96,390,305

Net investment gain/loss for the Southeastern Asset Management Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Corporate stock – common	$	23,527,411
Interest		76,696
Dividends		922,468
Total combined net investment gain	$	24,526,575

The Plan's interest in the Southeastern Asset Management Master Trust as of May 31, 2004 and 2003 was 34% and 17%, respectively.

Fair Value of the Southeastern Small Cap Master Trust in the Investment Trust as of May 31 are as follows:

		2004	2003
Registered investment companies	$	63,851,738	73,621,094
	$	63,851,738	73,621,094

Net investment gain/loss for the Southeastern Small Cap Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation in fair value of investments:		
Registered investment companies	$	15,299,947
Dividends		930,698
Total combined net investment gain	$	16,230,645

The Plan's interest in the Southeastern Small Cap Master Trust as of May 31, 2004 and 2003 was 53% and 32%, respectively.

Fair value of the Western Asset Management Master Trust in the Investment Trust as of May 31, are as follows:

		2004	2003
Short-term investments	$	6,598,875	—
U.S. Government securities		15,596,081	—
Corporate debt		63,728,279	—
Other investments		575,389	—
	$	86,498,624	—

Net investment gain for the Western Asset Management Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation (depreciation) in fair value of investments:		
Corporate debt	$	(581,031)
U.S. Government securities		(112,622)
Other investments		23,234
Futures		4,578,271
Interest		1,306,824
Total combined net investment gain	$	5,214,676

The Plan's interest in the Western Asset Management Master Trust as of May 31, 2004 and 2003 was 34% and 0%, respectively.

Fair value of the Numeric Small Cap Master Trust in the Investment Trust as of May 31, are as follows:

		2004	2003
Corporate stock - common	$	24,734,373	—
	$	24,734,373	—

Net investment gain for the Numeric Small Cap Master Trust for the plan year ended May 31, 2004 is as follows:

Net appreciation (depreciation) in fair value of investments:		
Corporate stock - common	$	6,189,627
Interest		113,757
Dividends		(16,322)
Total combined net investment gain	$	6,287,062

The Plan's interest in the Numeric Small Cap Master Trust as of May 31, 2004 and 2003 was 100% and 0%, respectively.

(a) Futures Transactions and Foreign Exchange Contracts

In order to gain exposure to or protect itself from changes in the market, the Trust may buy and sell stock index futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Trust each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as gains and losses.

Certain assets managed by General Mills Internal S&P Enhanced Fund have a variation margin receivable (payable) at May 31, 2004 and 2003 totaling $(276,350) and $2,199,475, respectively. Investments managed by General Mills Internal S&P Enhanced Fund , that are held by brokers as collateral on contracts, totaled $11,528,660 and $11,333,925 at May 31, 2004 and 2003, respectively. The assets are fair market valued on a daily basis and gains and losses are recorded daily.

Certain assets managed by Numeric Investors have a variation margin receivable (payable) at May 31, 2004 and 2003 totaling $(873,788) and $1,401,663, respectively. Investments managed by Numeric Investors, that are held by brokers as collateral on contracts, totaled $13,427,990 and $7,082,250 at May 31, 2004 and 2003, respectively. The assets are fair market valued on a daily basis and gains and losses are recorded daily.

Certain assets managed by Western Asset Management Company have a margin variation payable at May 31, 2004 totaling $(173,534). Investments managed by Western Asset Management Company, that are held by brokers as collateral on contracts, totaled $5,624,025. The assets are fair market valued on a daily basis and gains and losses are recorded daily.

The Bank of New York Fund consists of numerous foreign exchange contracts. The net valuation, in US dollars, of the contracts totaled $(2,689,181) on May 31, 2004. The position of the contracts is valued daily and gains and losses are recorded daily.

(b) Options Transactions

In order to produce incremental earnings, protect gains, and facilitate buying and selling of securities for investment purposes, the Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

Boston Partners Fund had 4,109 option contracts outstanding with a market value of ($736,775) and proceeds of $847,953 on May 31, 2004.

(7) Company Stock Fund

The Company Stock Fund consists of common stock of General Mills and cash for dividends and fractional shares. At May 31, 2004 and 2003, the market value of the shares held was $100,688,503 and $120,899,301 and the number of shares held was 2,186,504 shares and 2,584,423 shares, respectively. At May 31, 2004 and 2003, the value of the cash held was $919,895 and $591,369. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan.

(8) ESOP Fund

The ESOP Fund consists of common stock of General Mills and cash for dividends and fractional shares. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund and may not be transferred from the ESOP Fund to any of the Plan's other investment funds except as permitted by applicable IRS regulations and the Plan document. Likewise, no amounts may be transferred from any of the other investment funds into the ESOP Fund.

The ESOP Fund is presented in the following table:

	2004		2003	
	Allocated	**Unallocated**	**Allocated**	**Unallocated**
General Mills Common Shares:				
Number of shares	5,399,832	641,962	5,472,825	931,693
Cost	$ 96,484,405	7,872,376	80,658,067	11,399,140
Market	248,662,258	29,562,361	256,018,750	43,584,609

In June 1989, the Plan borrowed $92.4 million in a private loan transaction and purchased shares of the Company's common stock. The 8.24% loan provides for quarterly payments through June 30, 2007, and is guaranteed by the Company. The remaining loan will be repaid using future Company contributions and dividends paid on Company stock owned by the Trust.

The amount of debt that becomes due in the next three years is as follows:

Fiscal year ending May 31:	
2005	$ 4,880,000
2006	2,612,000
2007	3,604,000
	$ 11,096,000

(9) Tax Status

The Plan obtained its latest determination letter on March 28, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(10) Parties-in-interest

Mellon Trust is a party-in-interest under the pension reform act with respect to the Plan. Investments by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

The Company is a party-in-interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided in the plan years ended May 31, 2004 and 2003 were $418,044 and $411,558, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

GENERAL MILLS SAVINGS (401k) PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

May 31, 2004

Issuer	Face amount or number of units	Cost	Current value
Common Stock:			
General Mills, Inc.*			
Participant directed	2,186,504	$ 66,821,936	$ 100,688,503
Non-participant directed	6,041,794	104,356,781	278,224,619
Unallocated Insurance Contracts:			
Monumental Life Insurance	12,531,156	12,531,156	12,531,156
Short-term Investment Fund:			
TBC, Inc. Pooled Employee Funds			
Daily Liquidity Fund*	11,324,073	11,324,073	11,324,073
Participant Loan Fund*			
(interest rates ranging from 4.5% to 10.5%)	22,682,807	22,682,807	22,682,807
Directed Brokerage Fund	-	**	43,976,967

* Party-in-interest

** Participant directed investment

See accompanying independent registered public accounting firm's report.

GENERAL MILLS SAVINGS (401k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

May 31, 2004

5% series of transactions by security issue (iii):

Issuer/Description		Purchase Price	Selling Price	Cost of Asset	Current Value	Net Gain (loss)
Short-term Investment Fund:						
TBC, Inc. Pooled Employee Funds						
Daily Liquidity Fund	$	176,711,464	179,968,067	179,968,067	179,968,067	0

See accompanying independent registered public accounting firm's report.